Exhibit 99.1

New Gold Announces First Quarter Conference Call and Webcast

Provides Notice of Virtual Annual General and Special Meeting of Shareholder

TORONTO--(BUSINESS WIRE)--April 16, 2020--April 16, 2020 – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) provides notice that it will release its first quarter 2020 financial results before market on Wednesday, April 29, 2020. A conference call and webcast will follow at 8:30 am Eastern Time.

Additionally, New Gold provides details for the 2020 Annual General and Special Meeting of Shareholders on May 20, 2020. Shareholders may request a hard copy of the complete audited financial statements and 2019 meeting materials free of charge by calling toll free 1-888-315-9715, or by emailing your request to info@newgold.com.

First Quarter 2020 Conference Call and Webcast

The Company will host a webcast and conference call on Wednesday, April 29, 2020 at 8:30 am (EDT) to discuss the Company’s first quarter financial and operating results.

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://onlinexperiences.com/Launch/QReg/ShowUUID=615FC5AC-FAB0-45B9-90A9-32381B1CFF2A
  Participants may also listen to the conference call by calling toll free 1-877-255-3077, or 1-647-689-6603 outside of the U.S. and Canada, passcode 3881419.
  A recorded playback of the conference call will be available until May 29, 2020 by calling toll free 1-800-585-8367, or 1-416-621-4642 outside of the U.S. and Canada, passcode 3881419. An archived webcast will also be available until April 29, 2021 at www.newgold.com

2020 Annual and Special Meeting of Shareholders

The Company will hold its Annual General and Special Meeting of Shareholders on Wednesday, May 20, 2020 at 4:00 pm (EDT). The meeting will not include a formal presentation by management.

Due to the continuing public health impact of the COVID-19 pandemic, and having regard to the health and safety of the Company's employees and shareholders as well as public health guidelines to limit gatherings of people, the meeting will be held virtually at https://web.lumiagm.com/124583443.

At the virtual meeting, registered shareholders, non-registered (or beneficial) shareholders, and their duly appointed proxyholders will be able to participate, ask questions, and vote in “real time” through an online portal. Non-registered shareholders must carefully follow the procedures set out in the Company’s management information circular in order to vote virtually and ask questions through the live webcast. Non-registered shareholders who do not follow these procedures will nonetheless be able to view a live webcast of the meeting but will not be able to ask questions or vote. New Gold firmly believes that a virtual meeting gives all shareholders an equal opportunity to participate regardless of their geographic location or the particular constraints, circumstances or risks that they may be facing as a result of COVID-19.

New Gold’s management information circular, as well as a virtual annual general meeting user guide, may be found on New Gold’s website at www.newgold.com/investors/events-and-presentations/presentations-events-and-webcasts/annual-meeting-of-shareholders/ or under New Gold’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines as well as the 100% owned Blackwater development project. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold’s vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

Contacts

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com